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                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

       Includes the free translation of the answer to Ordinary Form 02853 submitted by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia de
                  Valores y Seguros de Chile on April 8, 2004.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         x                         Form 40-F
                    ----------------                            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                No      x
            ----------------                --------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________
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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                         Santiago, April 8, 2004

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449
Santiago


Dear Mr. Superintendent.

      We have received your Ordinary Form Number 02853 dated April 6, 2004. Regarding that Form and as requested by it, we may indicate the following:

         1. Sociedad Quimica y Minera de Chile S.A. ("SQM") and Distrinor S.A. ("Distrinor") subscribed, on May 22, 2001, a Natural Gas Supply Contract, of a "fixed nature", pursuant to which Distrinor, among other aspects, is required to supply and sell to SQM -for a period of 10 years beginning on June 1, 2001- all the natural gas the Company requires for "heat generation" at its industrial facilities located in Chile's Second Region and that the parties have estimated to be approximately 3,850,000 million Btu per year.

               That natural gas, coming from Argentina, has been continuously provided up until this date in the quantity and quality agreed upon. For this year, SQM expects to continue receiving natural gas from Distrinor in quantities similar to that bought during 2003.

         2. The aforementioned Natural Gas Supply Contract sets forth clear responsibilities and duties for both parties.

               The above notwithstanding, SQM and Distrinor have held meetings with the purpose of analyzing the public information regarding the "natural gas restrictions on exports from Argentina" subject and its potential effects on both SQM and Distrinor. So far, the latter has not informed about reductions of the natural gas supplied to SQM and, in the event of reducing the supply, the extent of the same.
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         3.    If faced with any reduction in its natural gas supply, SQM will adopt the necessary measures to continue generating the heat required by its industrial facilities located in Chile's Second Region.

               SQM's industrial equipments that use natural gas may also operate on diesel and some of them -after certain investments- may also operate on fuel oil. Diesel's purchase price is higher than natural gas' and fuel oil's purchase price is lower than diesel's and higher than natural gas'. The higher costs SQM will have to face should natural gas supply be restricted will depend on the volume of the reduction and the length of the period covered by that reduction. Therefore, SQM cannot estimate the economic impact that an eventual natural gas supply reduction might have. However, SQM's natural gas purchases during 2003 represented approximately 1.5% of the total costs for the year.

         4. SQM has subscribed several energy and power supply contracts for the continuous and reliable development of its industrial operations in Chile's Second Region with the respective power companies and they have not informed SQM about potential restrictions on that supply.


      We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,





                     Sociedad Quimica y Minera de Chile S.A.


                         Conf: /s/ Patricio Contesse G.
                               ------------------------------
                                  Patricio Contesse G.
                                Chief Executive Officer



Cc:      Santiago Stock Exchange
         Brokers Stock Exchange
         Electronic Stock Exchange
         New York Stock Exchange
         Securities and Exchange Commission
         The Bank of New York



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                --------------------------
                                    Ricardo Ramos R.
                                 Chief Financial Officer




                               Date: April 8, 2004